UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 29, 2019

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté
885, avenue Eugène Avinée
59120 Loos, France
+33 3 20 16 4000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 29, 2019, Genfit S.A. (the “Company”) issued a press release announcing the closing of its underwritten global offering (the “Offering”) of an aggregate of 7,647,500 ordinary shares in (i) a public offering of 7,147,500 ordinary shares in the form of 7,147,500 American Depositary Shares (“ADSs”) in the United States and Europe at a public offering price of $20.32 per ADS (on the basis of an exchange rate of $1.1291 = €1.00) and (ii) a concurrent private placement of 500,000 ordinary shares in Europe (including France) at a public offering price of €18.00 per ordinary share. Such amounts include the exercise in full by the underwriters for the global offering of their option to purchase an additional 997,500 ADSs, on the same terms and conditions, at the closing of the Offering, bringing the total gross proceeds from the global offering to approximately $155.4 million (€137.6 million).

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated March 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: March 29, 2019	By:	/s/ JEAN-FRANCOIS MOUNEY
Name: Jean-François Mouney
Title: Chairman and Chief Executive Officer